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              November 15, 2021

       Matthew Abernethy
       Chief Financial Officer
       NEUROCRINE BIOSCIENCES INC
       12780 El Camino Real
       San Diego, CA 92130

                                                        Re: NEUROCRINE
BIOSCIENCES INC
                                                            10-K filed February
5, 2021
                                                            Form 8-K filed
August 3, 2021
                                                            Form 8-K filed
February 4. 2021

       Dear Mr. Abernethy:

              We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.




              Sincerely,


              Division of Corporation Finance

              Office of Life Sciences